

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Via E-mail
Dane A. Drobny, Esq.
Senior Vice President, General Counsel and Secretary
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, IL 60179

> **Re:** **Sears Holdings Corporation**
> **Registration Statement on Form S-4**
> **Filed April 12, 2011**
> **File No. 333-173459**

Dear Mr. Drobny:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file the charter and bylaws for each of the subsidiary guarantor registrants. See Item 601(b)(3) of Regulation S-K.

Forward-Looking Statements, page iii

2. Please remove the reference to the Private Securities Litigation Reform Act of 1995, as the safe-harbor for forward-looking statements provided by such Act does not apply to statements made in connection with a tender offer. See Securities Act Section 27A(b)(2)(C).

Exchange Offer, page 44

Conditions, page 46

3. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration date, not merely before acceptance of the old notes. Please revise the first paragraph accordingly.

Exhibits, page II-10

4. Please disclose in this table and the Exhibit Index all exhibits required to be filed as part of the registration statement. You may state, as part of such disclosure, that exhibits are incorporated into the registration statement by reference to an appropriate filing. See Item 601 of Regulation S-K.

Undertakings, page II-11

5. Please add the undertaking required by Item 512(a)(6) of Regulation S-K.

Exhibit 5.1

6. While counsel may rely on other opinions, counsel may not assume the matters described in the last sentence of the third paragraph with respect to the Company and the Registrant Guarantors. Accordingly, please revise to limit such assumptions to parties other than the Company or the Registrant Guarantors.

7. Please delete the qualifications and comments contained in the penultimate paragraph as inappropriate in opining that the Registered Notes and the Guarantees are "binding obligations" of the Company and the Registrant Guarantors, respectively.

8. We note the statement in the last sentence that the opinion speaks only as of its date. Please revise the opinion to speak as of the effective date of the registration statement or confirm that you will file an executed opinion, dated as of the effective date, on the effective date.

Exhibit 5.2

9. Counsel may not make its assumption in paragraph (c) on page 3 that the signatures of the Specified Entities for the Transaction Documents have been authorized because counsel is opining on such matter in paragraph (h) on page 4. Please revise.

10. Counsel may not make its assumption in paragraph (d) on page 3 because such assumption is too broad. Please revise.

11. We note the statements in the third-to-last and penultimate paragraphs that the opinions speak as of the date of the opinion letter and that counsel does not undertake to update the opinions. Please revise the opinion to speak as of the effective date of the registration statement or confirm that you will file an executed opinion, dated as of the effective date, on the effective date.

Exhibit 5.3

12. We note the statement in the seventh paragraph that counsel has "made the assumptions that are customary in opinion letters of this kind." Please revise to specifically disclose all assumptions made by counsel, or to remove this statement.

13. We note the statements in the penultimate paragraph that the opinions speak as of the date of the opinion letter and that counsel does not undertake to update the opinions. Please revise the opinion to speak as of the effective date of the registration statement or confirm that you will file an executed opinion, dated as of the effective date, on the effective date.

14. Please include as part of this exhibit the Fact Certificate that is attached to the opinion letter, or delete the statement that such certification "is attached to this opinion letter" and the reference to the attachment at the end of the letter.

Exhibit 5.4

15. Please comply with comments 12 through 14.

Exhibit 5.5

16. Please comply with comments 12 through 14.

Exhibit 5.6

17. Please delete the assumptions contained in paragraphs (iii) and (iv) on page 3 because such assumptions are inappropriate for counsel's opinion.

18. While counsel may rely on other opinions, counsel may not assume the matters described in paragraphs (v)-(vii) on page 3 with respect to the Delaware Subsidiary LLCs.

19. Counsel may not assume that there are "no other documents contrary to or inconsistent with the opinions expressed herein" because such assumption is too broad. Accordingly, please delete the assumption in the first paragraph, first sentence on page 4.

20. We note the statements in the last paragraph that the opinion speaks "as of the date hereof" and that counsel does not undertake to update the opinion. Please revise the opinion to speak as of the effective date of the registration statement or confirm that you will file an executed opinion, dated as of the effective date, on the effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

H. Christopher Owings
Assistant Director

cc: Dorian Williams
        Bill Phelan
        Sears Holdings Corporation